[On SEK letterhead]

December 10, 2008

William J. Schroeder

Division of Corporation Finance

U.S. Securities Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Swedish Export Credit Corporation
Form 20-F filed for the year ended December 31, 2007
File No. 1-8382

Dear Mr. Schroeder:

This letter sets forth the responses of Swedish Export Credit Corporation (“SEK” or the “Company”) with respect to the Staff’s comment letter dated November 7, 2008 regarding (i) SEK’s Form 20-F for the year ended December 31, 2007 (the “2007 20-F”) and (ii) SEK’s letter dated October 23, 2008 (the “October 23 Letter”) in response to the Staff’s earlier comment letter, dated September 19, 2008. The numbered responses in this letter correspond to the numbered paragraphs from the November 7, 2008 comment letter. To facilitate the Staff’s review, we have included the full text of each comment before setting out our related response.

We are submitting this letter through EDGAR as correspondence, as well as providing an additional courtesy copy via fax.

Item 3. Key Information

A. Selected Financial Data, page 3

1.

We have reviewed your response to prior comment one from our letter dated September 19, 2008. Please revise your future filings to discuss the following regarding your use of the non-GAAP financial measure "Core Earnings":

•

In your response, you appear to provide more reasons for use of the non-GAAP measure than discussed in your filing. Revise to discuss all of the reasons why and how you use the non-GAAP measure, including but not limited to the following:

a)	why you believe, given the nature of your operations and line of business, it is appropriate to use the non-AAP measure;
b)

how the non-GAAP measure is used for internal performance reporting, budgeting and forecasting, and as a basis for calculations of outcomes in the general incentive, system applicable to all personnel;

c)	why you did not elect the fair value option for the related hedged items (ex. timing of amendments to IAS 39);
d)	whether you currently elect the fair value option for now hedged items as you acquire/originate them in order to reduce the effect on the non-GAAP reconciliation;

•	The material limitations associated with the use of the non-GAAP measure as
•	compared to the, use: of the most directly comparable GAAP measure;
•	The manner in which management compensates for these limitations when using the non-GAAP measure, and

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•	The substantive reasons why management believes the non-GAAP measure provides useful information lo investors.

Refer to FAQ 8 of the, Staff’s Frequently Asked Questions Regarding the Use of Non- GAAP Financial Measures available on our website at www.sec.gov,

Response:

We acknowledge the Staff’s comment, and hereby undertake to provide the requested additional disclosure, which will be substantially similar to that provided in the October 23 Letter. Indicative wording is included as Exhibit A-1 hereto.

We further note that SEK seeks to use all available possibilities within the existing accounting rules to reduce volatility in its results arising from accounting mismatches. We use fair-value hedge accounting when possible. In certain instances when fair value hedge accounting is, for different reasons, not possible under IFRS, we use the fair-value option. In some cases, neither fair-value hedge accounting nor the fair-value option will resolve accounting mismatches. In such cases, cash-flow hedge accounting may be used, even though doing so produces a certain level of volatility in our equity. Where cash-flow hedge accounting cannot be applied to resolve an accounting mismatch, certain volatility in our results cannot be eliminated, which is one of the reasons for our use of the alternative non-GAAP measure Core Earnings (which eliminates this effect).

If we were to use the fair-value option, volatility in our results would arise from changes in credit spreads on financial assets, which we have the intention and ability to hold to maturity. To avoid this volatility, we categorize such financial assets as loans and receivables booked at amortized cost. In the case of floating rate financial assets, an accounting mismatch may arise between the hedge and the hedging item. This is because the assets are, in certain cases, hedged by short-term interest rate derivatives with matching roll periods, normally of three or six months. The volatility arises because of short-term interest rate fluctuations over the three or six-month periods during which the hedging items are valued at market value with regard to their interest components, while the floating rate assets are carried at amortized cost). It is administratively very difficult to establish hedges for transactions which are rolled over so frequently. We have chosen however, to apply the above accounting treatment, categorizing assets as loans and receivables, instead of the fair-value option, because we believe that short-term interest rate fluctuations are necessarily limited in time, notwithstanding the fact that they may cause substantial volatility in our results. Another reason for not applying the fair-value option to hedged items is that such items consist primarily of our own senior debt and we believe it would be misleading to reflect changes in the credit spread on our own securities in this manner because doing so would cause us to show a profit when our relative creditworthiness had deteriorated. Therefore, we use hedge accounting for senior debt when possible within the existing accounting rules. Furthermore, we do not believe it is appropriate to reflect changes in the credit spread on financial assets which are not impaired and which we are able to (and intend to) hold to maturity.

2.

In addition to our comment above, given that your non-GAAP metric actually includes several changes in fair value related to financial assets, for example, held for trading securities, financial liabilities and related derivatives, please provide examples of the nature of fair value changes that are actually being excluded in arriving at the non-GAAP measure, as well as clarifying language as to why those, fair value changes are being excluded (beyond the general description currently provided), yet the, other items specifically noted above are actually included in your non-GAAP measure. Please provide us with your proposed future disclosure.

Response:

We acknowledge the Staff’s comment, and hereby undertake to provide the requested additional disclosure in our future annual reports on Form 20-F. A proposed form of this additional disclosure is attached as Exhibit A-2 hereto.

Item 18. Financial Statements

Note 12 – Derivatives, page F-28

2

3.

We note that you use derivative contracts, freestanding and embedded, whose fair values in certain cases are difficult to establish exactly due to the lack of any directly observable market quotations. Therefore, you use internal models to value these derivatives. Your disclosure goes on to state that all of these contracts are part of exactly matched hedge relationships and so the value of one individual balance sheet item would always be exactly mirrored by an offsetting balance sheet item with identical value, but with an opposite sign. You include similar disclosure, on page F- 15, and further state that as a result there is no net effect on profit or loss on equity because of the exactly matched hedged relationships. Please tell us how your disclosure is consistent with the fact that in many cases you appear to hedge only certain risks, such as only interest rate risk, or only foreign currency risk etc. In this regard, it would appear that the change in fair value of the derivative could also be impacted by other factors besides only the risk being hedged and thus would not directly offset the gain or loss on the, hedged item attributable to the hedged risk. Furthermore, it would appear that at a minimum, the fair value of the derivative would be impacted by factors, such as counterparty credit risk for derivative assets or your own credit risk for derivative liabilities, which would likely not be equally offset by the adjustment to the hedged item due to the hedged risks. Please advise, or revise to clarify your disclosure as appropriate.

Response:

The reason why we state – on page F-15 under the heading “Valuation of derivatives without observable market prices” – that there would be no net effect on profit or loss is that the pertinent payment obligations offset each other exactly in amount and timing.  In each of those cases described as being exactly matching in the 2007 20-F, we are referring to factors that will result in the same value when accounted for at fair value in accordance to IFRS, with the exception of the impact of credit spreads, which is discussed below. For example, if SEK issues a structured note containing embedded derivatives (such as embedded options relating to changes in certain equity or commodity indexes), SEK’s exposure with respect to such embedded derivatives is always matched by our entering into other derivatives (usually in the form of ISDA-documented swaps) with exactly opposite features. The fair value of the embedded features are calculated on the basis of the fair value of a stand-alone hybrid hedging instrument, with equal amounts but opposite signs. The formula to determine the value of such a structured note may be very complex, but there is no complexity in the relationship between the hedge and the underlying hedged item – they are always direct offsets. Since the offsetting items are structured so as to coincide precisely with the underlying exposure in terms of amount and maturity, and since the two positions are always closed out at the same time, changes in fair value of the underlying item occurring between issuance of the structured note and the time such exposures are closed – whatever the cause of such changes – have no impact on SEK’s financial position.

As for credit-spread effects, as stated on page F-15 under the heading “Estimates of fair values when quoted market prices are not available,” these are difficult to establish. The amounts, however, have not been historically significant to our results due to low market volatility. We do not state under the aforementioned heading that there are absolutely no net effects on profit or loss, or equity. If quoted market prices are not available, we use models with input from observable market data and, if observable market data are not available, we use models and calibrate them to actual market transactions, even when there are only a very small number of such transactions.

With regard to the credit spread component in derivative transactions, these need to be captured in the estimate of fair values. Most derivatives SEK enters into are over-the-counter transactions. The credit spreads on these derivatives have historically been stable and therefore not caused significant volatility in profit or loss or in equity. If significant volatility were to arise, this could cause an entire hedge to become ineffective. The relevant disclosure regarding these issues can be found in the 2007 20-F on page 17, under the heading “Estimates of fair value when quoted market prices are not available,” on page F-11, under the heading “Determination of fair value of financial instruments,” on page F-14, under the heading “The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments carried at fair value,” and on page F-15, under the heading “Estimates of fair value when quoted market prices are not available.”

Note 30 – Effects from implementing IFRS

3

4.

We have reviewed your response to prior comment four from our letter dated September 18, 2008. We believe the qualitative disclosures referenced in your response do not provide sufficient detail to enable users to understand the material adjustments to your financial statements. Please amend your filing to discuss each reconciling item in detail, including providing separate notes for each item that a) include a brief summary of the accounting rules under IFRS and Swedish GAAP and b) highlight the differences in those rules causing the reconciling item. If the reconciling items include several types of adjustments that are quantified in the aggregate, ensure the different types of adjustments are explained on a gross basis in the notes. For example, in certain instances, reconciling items are simply labeled “adjustment” and we are unable to tell what those items relate to. Refer to the guidance and example in IG63 of IFRS I.

Response:

We acknowledge the Staff’s comment and note that we believed that certain aspects of Note 30 as originally filed were self-explanatory. For instance, in certain instances where reconciling items are simply labeled “adjustment,” the adjustments are mere consequences or aggregations of the adjustments described in more detail elsewhere in the note. For example, the adjustment to net profit (negative Skr 30.1 million) is the sum of the adjustment to operating profit and the adjustment to taxes. Similarly, the adjustment to taxes (positive Skr. 11.8 million) is calculated as the adjustment to operating profit, multiplied by the current (unchanged) tax rate (28%) and the adjustment to operating profit (negative Skr 41.9 million) is the sum of the adjustments made in previous line-items, plus the adjustment due to the fact that the S-system is no longer treated as a separate line-item.

The Staff’s comment has caused us to recognize that, although these and other similar adjustments may have appeared to be self-explanatory to SEK, standards of good disclosure dictate that we endeavor to provide greater clarity of presentation in our filings with the Commission. We therefore propose to file an amendment to our 2007 20-F so as to provide the additional disclosure requested by the Staff. A copy of the new proposed Note 30 to be included in such amendment is attached hereto as Exhibit B.

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* * * * *

SEK acknowledges that the adequacy and accuracy of the disclosures in its filings with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have. As discussed between you and our counsel, Cleary Gottlieb Steen & Hamilton LLP, we (or such counsel) will call you two business days after the date of this letter to discuss the timing of the filing of our 20-F/A. We hope to file it as soon as possible, so as to incorporate it by reference into a new registration statement on Form F-3, which we expect to file on or about December 18, 2008.

Yours sincerely,

 /s/ Per Åkerlind

Per Åkerlind

Chief Financial Officer

  /s/ Anna-Lena Söderlund

Anna-Lena Söderlund

Chief Accounting Officer

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EXHIBIT A-1

Excerpt of the 2007 20-F, with indicative disclosure shown in brackets:

SEK discloses Core Earnings, which is a non-IFRS financial measure derived from our consolidated operating profit as calculated under International Financial Reporting Standards (IFRS). SEK considers that Core Earnings better reflects the impact of the economic hedge relationships on SEK’s activities by eliminating that portion of Net results of financial transactions that arises from changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives.

[As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging of financial risk (and not for trading or speculative purposes). A company that reports under IFRS and is not permitted or not prepared to apply hedge accounting or hedge accounting-like treatment for some transactions, notwithstanding the fact that it is a user of derivatives for hedging purposes, is subject to volatility in net income and shareholders’ equity that does not reflect the substance of the underlying economic consequences of the derivatives. This is due to the fact that, under IFRS, a derivative is carried at fair value in the balance sheet while the underlying asset or liability that the derivative serves to hedge is often carried at amortized cost (resulting in what is sometimes referred to in the accounting literature as an “accounting mismatch”).]

Accordingly, SEK believes that it is appropriate to provide investors with an additional alternative measure of its operating performance for each financial reporting period that eliminates the effect of changes in the values of these assets and liabilities during that period.

[In addition, we believe that it is important to be able to communicate to investors our view on the Company’s performance in a manner management finds consistent with the Company’s business model. Our non-GAAP performance measurement, Core Earnings, is used for internal performance reporting, budgeting and forecasting purposes, and as a primary basis for calculations of amounts payable as part of the general incentive system applicable to all personnel.]

[Core Earnings is used for internal reporting with respect to the performance of business areas, business portfolios and individual managers. When measuring internal performance, financial transactions are valued at amortized cost with the exception of the held-for-trading securities, which are valued at fair value. With respect to budgeting and forecasting, SEK has in place an annual process whereby a three-year business plan is established by the board of directors based upon suggestions from management. The budget includes projections of key ratios with regard to items from our income statement, balance sheet, equity, and capital adequacy measures For the income statement, Core Earnings is used as the key measure for budgeting, because SEK’s management believes that market volatility affects our IFRS operating profit significantly but Core Earnings only marginally, and does not take a view as to the outlook for future volatility in these market factors as part of its forecasting process.]

[It should be noted that one significant reason for not applying the fair-value option to hedged items is that such items consist primarily of our own senior debt and we believe it would be misleading to reflect changes in the credit spread on our own securities in this manner because doing so would cause us to show a profit when our relative creditworthiness had deteriorated. Nor do we believe it is

A-1

appropriate to reflect changes in the credit spread on financial assets which are not impaired and which we are able to (and intend to) hold to maturity.]

[Core Earnings should not be considered in isolation as a measure of SEK’s profitability and should be considered in addition to, rather than as a substitute for, the most directly comparable IFRS measure, which is operating profit. In particular, there are material limitations associated with the use of Core Earnings as compared with such IFRS measure, including the limitations inherent in our determination of which fair-value changes are excluded from Core Earnings in the manner described above. SEK's management makes these determinations on the basis of the best information available at the time, and also considers SEK's operating profit, alongside its Core Earnings, in making important business decisions. SEK also seeks to compensate for such limitations by presenting below a detailed reconciliation of Core Earnings to IFRS operating profit for each of the relevant periods.]

A-2

EXHIBIT A-2

Indicative language to be added to SEK’s annual reports on Form 20-F:

Core Earnings represents operating profit, calculated in accordance with IFRS, less changes in the fair values of financial assets, other than held-for-trading assets, and changes in the fair values of financial liabilities and derivatives.

The reason why we exclude the changes in the fair values of assets other than held-for-trading assets is that we have the ability and absolute intention to hold them to maturity, and thus believe it to be misleading to “mark to market” such assets. The reason why we exclude the changes in the fair values of certain liabilities is that we believe it is misleading to adjust the book value of such liabilities for changes in market value related to our own credit spread. Otherwise, a credit deterioration at SEK itself would lead to an unrealized gain, which we believe would not accurately reflect SEK’s results of operations. Since all our derivatives are used for the purpose of hedging financial risk (and not for trading or speculative purposes, other net effects from valuing assets, liabilities and derivatives at fair value would be very insignificant.

The main reason why we believe that operating profit calculated in accordance with IFRS is appropriately supplemented by Core Earnings as a measure to understand our results of operations is related to the effects of fair-value accounting that can be seen in the asset category “loans and receivables.” That category contains floating rate notes, on which the interest rate resets every three or six months. The principal amount of these notes is, under IFRS, valued at amortized cost so as to avoid volatility related to changes in SEK’s own credit spread, as discussed above. However, it would be appropriate to value at fair value the interest rate component of the instrument in the case this component were hedged by, for example, a short term swap eliminating the interest rate risk arising from one interest-rate fixing date to the next. However, establishing such instruments with the necessary characteristics for fair value hedge accounting has proven to be almost impossible due to documentation and other restraints, since the hedge must be rolled over every three or six months. Even though such market valuation effect is normally short-term, it could be significant due to the size of the portfolio and the sometimes high volatility in short-term interest rates. Under the Core Earnings measurement, no such effect arises, and we therefore believe that it is appropriate to provide our investors with both measures.

A-3

APPENDIX B

Proposed New Note 30:

Note 30. Effects from implementing IFRS

The application of IFRS from January 1, 2007 (with a date of transition of January 1, 2006) has had the following effects on our income statement for 2006, and on our balance sheets and equity as of January 1, 2007 and 2006 (all figures refer to the consolidated group):

Reconciliation of income statement for the year ended December 31, 2006 (Skr million)	Prior Accounting Principles and Policies	Adjustments
		S-System (Note A)	Elimination of Deferred Items (Note B)	Fair Values of Financial Instruments (Note C)	Other Adjustments (Note J)	IFRS

Net interest revenues	797.8	25.4	-10.2	-	-20.0	793.0

Remuneration from the S-system	25.4	-25.4	-	-	-	-

Net results of financial transactions	3.8	-	25.6	-36.8	-0.5	-7.9

Other operating items	-283.8	-	-	-	-	-283.8

Operating profit	543.2	-	15.4	-36.8	-20.5	501.3

Taxes on operating profit	-157.6	-	-4.2	10.3	5.7	-145.8

Net profit	385.6	-	11.2	-26.5	-14.8	355.5

Reconciliation of Balance sheets
(Skr billion)	January 1, 2007			January 1, 2006
	Prior GAAP	Adjustment	IFRS	Prior GAAP	Adjustment	IFRS
Total assets	229.2	16.0	245.2	207.5	3.8	211.3
of which credits (Note D)	56.1	0.1	56.2	43.4	0.2	43.6
of which interest-bearing securities (Note E)	158.4	0.6	159.0	149.4	0.9	150.3
of which derivatives (Note F)	6.8	15.6	22.4	7.5	2.7	10.2
of which other (Note G)	7.9	-0.3	7.6	7.2	0.0	7.2

Total liabilities	225.1	15.9	241.0	203.8	3.5	207.3
of which senior securities issued (Note H)	203.4	8.6	212.0	187.8	-7.4	180.4
of which subordinated securities issued (Note I)	2.9	0.2	3.1	3.3	0.4	3.7
of which derivatives (Note F)	8.4	7.0	15.4	5.8	10.5	16.3
of which other (Note G)	10.4	0.1	10.5	6.9	0.0	6.9

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Reconciliation of Equity (all items are net of taxes) (Skr million)	January 1, 2007	January 1, 2006

Equity under prior accounting principles	4,124.3	3738.7

Adjustments upon transition to IFRS:

Changes in fair value through profit or loss	121,8	148,3
Changes in fair value direct to equity - hedge reserve (cash-flow hedge)	-43,8	33,7
Changes in fair value direct to equity -fair value reserve (a-f-s securities)	-17,5	-24,4
Total effects of changes in fair values (Note C)	60.5	157.6

Elimination of deferred items regarding repurchased debt, etc. (Note B)	100.7	89.5

Deferred taxes related to the acquisition of property	-30,2	-30,2
Dissolution of a provision related to borrowing transactions	--	14,4
Classification in the opening balance of assets previously held for trading	-4,6	-4,2
Total other adjustments (Note J)	-34.8	-20.0
Total adjustments in equity upon transition to IFRS:	126.4	227.1

Equity in accordance with IFRS	4,250.7	3,965.8

Note A. Remuneration from the S-system

SEK elected to change its presentation of “remuneration from the S-system” in the income statement in connection with its implementation of IFRS. The line-item, “remuneration from the S-system” (used under our previous accounting principles and policies) has been eliminated in the IFRS income statement and the amounts previously shown therein have been reclassified to “net interest revenues.”

Note B. Elimination of deferred items regarding repurchased debt, etc.

SEK from time to time reacquires its debt instruments. Under both Swedish GAAP (“Prior GAAP”) and IFRS, the book value of repurchased debt is deducted from the corresponding liability on the balance sheet. Under SEK’s Prior GAAP, unless the instrument had been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase was amortized over the remaining contractual tenure of the instrument in the line item “Net interest income”. Under IFRS, any premium or discount or other components (remuneration for interest rate differentials, etc.) are recorded immediately in earnings and are thus not amortised. Realized gains when reacquiring own debt instruments are presented in the IFRS income statement as a component of net results of financial transactions.

The income tax effect of both items is shown, net, in the line item “taxes on operating profit.”

Note C. Fair value changes of financial assets, financial liabilities, and derivatives except for fair value changes on held-for-trading assets

Under SEK’s Prior GAAP, because of SEK’s extensive use of deferral hedge accounting, financial assets, liabilities and derivatives were reported at amortized costs. The only exceptions, for SEK, were securities classified as held-for-trading securities and related derivatives, which were reported at fair value. The difference between fair value and amortized cost (unrealized net gains or losses) of securities classified as held-for-trading is reported as a component of net results of financial transactions.

Under IFRS, derivatives are classified as financial assets or liabilities at fair value through profit or loss and measured at fair value in the balance sheet. However, when applying cash flow hedge accounting, the portion of the gain or loss on a derivative that is determined to be an effective hedge is recognized directly in equity. Certain other financial assets and financial liabilities are also reported at fair value through profit or loss, depending on how these assets and liabilities are classified and if they are hedged items.

B-2

Note D. Credits to credit institutions and credits to the public

Credits are normally categorized as loans and receivables and carried at amortized costs under both Prior GAAP and IFRS. However, under IFRS in those situations when the credit is a hedged item in a fair value hedge relation the amortised cost of hedged items is re-measured with regards to changes in fair values of the hedged risk.

Note E. Interest-bearing securities

Most interest-bearing securities of SEK were subject to deferral hedge accounting and therefore carried at amortized cost under Prior GAAP with the exception of securities that are held-for-trading which are carried at fair value. Under IFRS, interest-bearing securities have been categorized as loans and receivables (amortized cost), available for sale (fair value with unrealized change in fair values recognized in other comprehensive income) or financial assets or liabilities at fair value through profit or loss (fair value). Securities categorized as loans and receivables may also be carried at fair value if they are part of an existing hedge, with regard to the risk being hedged. Securities categorized as available for sale may also be carried at fair value with regard to the risks being hedged if they are part of an existing hedge. SEK has, in the opening balance sheet prepared under IFRS, classified certain financial assets that under previous accounting policies were classified as held-for-trading (and therefore valued at fair value through profit or loss) mainly as loans and receivables (valued at amortized cost).

Note F. Derivatives

Under Prior GAAP, deferral hedge accounting was applied for the items that were hedged by derivatives. Therefore, most derivatives were not accounted for at fair value. Cross currency swaps, however, were revalued at the exchange rates of the period-end. Under IFRS, derivatives are classified as financial assets or liabilities at fair value through profit or loss and measured at fair value in the balance sheet. However, when applying cash flow hedge accounting, the portion of the gain or loss on a derivative that is determined to be an effective hedge is recognized directly in equity.

Note G. “Other” assets and “other” liabilities

Adjustments to other assets and other liabilities are adjustments that follow as a consequence of adjusting assets and liabilities at fair value. This includes adjustments to items due to the government related to the revaluation effects of assets, liabilities and derivatives in the S-system. Under the S-system, fair-value adjustments are reimbursed by the government. Furthermore, it includes adjustments to deferred taxes due to the revaluation effects of assets, liabilities and derivatives. Furthermore, adjustments between Prior GAAP and IFRS have been made to deferred taxes related to the acquisition of property and to the dissolution of a provision. (See Note J below.)

Note H. Senior securities issued

Under Prior GAAP, senior securities issued by SEK were carried at amortized cost. Under IFRS, senior securities issued by SEK are classified as “other financial liabilities” and carried at amortized cost, or as financial liabilities at fair value through profit or loss using the fair-value option, and reported at fair value. Some securities classified as “other financial liabilities” are part of fair value hedge relations and in those cases the amortised cost is recalculated to reflect the changes in fair value with regards to the hedged risk.

Note I. Subordinated securities issued

Under Prior GAAP, subordinated securities issued by SEK were carried at amortized cost. Under IFRS, subordinated securities are classified as other financial liabilities and carried at amortized cost. Some securities are part of fair value hedge relations and in those cases the amortised cost is recalculated to reflect the changes in fair value with regards to the hedged risk.

Note J. “Other” adjustments to equity

Deferred taxes related to the acquisition of property:

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Under Prior GAAP, deferred taxes were calculated based on statutory, nominal tax rates. Exceptions from that rule were only made if the fair value exceeded the tax-based price when the tax effects were an important part of the business transaction. In that case, the deferred taxes could be recorded on a discounted basis and were calculated at the rate that resulted in the recognition of a tax liability equal to the differential between the purchase price and the fair value. Under IFRS, deferred taxes are instead calculated on the basis of the statutory, nominal tax rate, without exception.

Dissolution of a provision related to borrowing transactions:

Under Prior GAAP, certain provisions were required related to transactions accounted for under deferral hedge accounting. Under IFRS, such provisions cannot be made.

Classification in the opening balance of assets previously held for trading:

SEK has, in the opening balance sheet prepared under IFRS, classified certain financial assets that under previous accounting policies were classified as held-for-trading (fair value through profit or loss) mainly as loans and receivables (amortized costs).

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